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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.E. Laird Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Otis Avenue

(No. and Street)

St. Paul MN 55104

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Laird 612.770.8010

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

225 S. Sixth Street, Ste 2300 Minneapolis MN 55402

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas E. Laird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.E. Laird Securities, LLC, as of 3/1/19, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET M. GOULD
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

Signature

Pres/CEO/Mg Ptr.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 2684210 (Please retain this number for further inquiries regarding this form).
Submitted By: tlaird1
Submitted Date: Fri Mar 01 11:53:32 EST 2019

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 *under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a* report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Miami International Securities Exchange, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: Baker Tilly Virchow Krause, LLP

PCAOB #*: 23

Auditor Address - Street*: 225 S 6th Street, Ste 2300

City*: Minneapolis

State*: MN

Zip Code*: 55402

Auditor Main Phone Number*: 612.876.4500

T.E. LAIRD SECURITIES, LLC
St. Paul, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2018

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2018

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of T.E. Laird Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.E. Laird Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015
Minneapolis, Minnesota
February 21, 2019

T.E. LAIRD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

CASH	$	258,706
OTHER ASSETS		150
TOTAL ASSETS	$	258,856

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	3,427
Total Liabilities		3,427
MEMBER'S EQUITY		255,429
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	258,856

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES		
Investment banking fees		
Underwriting fees	$	0
Placement agent fees		1,660,000
M&A advisory fees		0
		1,660,000
EXPENSES		(21,017)
INTEREST INCOME		96
NET INCOME	$	1,639,079

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2018

BALANCE, December 31, 2017	$ 14,850
Contributions from member	1,500
Distribution to member – Dividend	(1,400,000)
Net income	1,639,079
BALANCE, December 31, 2018	$ 255,429

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,639,079
Adjustment to reconcile net income to net cash flow from operating activities	
Other Assets	55
Accounts payable	3,270
Net Cash Flows from Operating Activities	1,642,404
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	1,500
Distribution to member	(1,400,000)
Net Cash Provided by Financing Activities	(1,398,500)
NET CASH FLOW INCREASE FOR PERIOD	243,904
CASH - BEGINNING OF YEAR	$ 14,802
CASH - END OF YEAR	$ 258,706

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

T.E. Laird Securities, LLC (the "Company") was organized in Delaware as a limited liability company on October 3, 2013. The Company offers investment banking services to the public. As of March 18, 2015, the Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Securities Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and Security Investors Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of TEL Holdings, LLC.

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition

Revenue is derived from investment banking activities which include underwriting, placement, and M&A advisory fees. The Company provides business and governmental entities services to raise capital through the sale or placement of securities and advise on mergers and acquisitions. Revenue is recognized on the trade date in an underwriting of securities, on the settlement date in a placement of securities, and generally at a point in time that performance is completed in an M&A advisory engagement. The Company adopted ASU 21014-09 effective January 1, 2018 using a modified retrospective transition approach, which had no impact on the Company's opening member's equity. The Company completed its analysis and the adoption of this guidance did not have a material impact on the Company's Financial Statements.

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is not currently under examination by any taxing jurisdiction.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2018, the Company had net capital of $255,279 which was $250,279 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0134 to 1 as of December 31, 2018.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2018 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - *Subsequent Events*

The Company has evaluated subsequent events occurring through February 21, 2019 the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

T.E. LAIRD SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total member's equity	$ 255,429
Total non-allowable assets	150
Net capital before haircuts on securities positions	255,279
Haircuts on securities positions	-
Net capital	$ 255,279

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 3,427

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 250,279
Net capital less 120% of minimum net capital requirement	$ 249,279
Ratio: Aggregate indebtedness to net capital	.0134 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported on Company's Part IIA FOCUS Report Form X-17A-5 (Unaudited)	$ 257,769
Audit adjustment – record additional account payable	$ (2,490)
Net Capital as shown above	$ 255,279

T.E. Laird Securities, LLC
Saint Paul, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2018

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
T.E. Laird Securities, LLC
Saint Paul, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.E. Laird Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which T.E. Laird Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) T.E. Laird Securities, LLC stated that T.E. Laird Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2018 without exception. T.E. Laird Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.E. Laird Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 21, 2019

TE LAIRD SECURITIES, LLC
79 OTIS AVENUE
ST. PAUL, MN 55104

January 8, 2019

Securities & Exchange Commission
100 F Street" NE
Washington, D.C. 20549

RE: **Exemption Letter: TE Laird Securities, LLC ("TELSEC")**
SEC Number: 8-69386; FYE 2018

To Whom It May Concern:

TELSEC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) because we do not hold customer accounts or safekeep securities.

Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive benefit of Customers of TE Laird Securities, LLC. "

T.E. Laird Securities, LLC

I, Thomas E. Laird, affirm to the best of my knowledge that this Exemption Report is accurate.

By: Thomas E. Laird

Title: President

T.E. LAIRD SECURITIES, LLC

Saint Paul, Minnesota

Agreed Upon Procedures

Including Form SIPC-7 Revenues

As of and for the Year Ended December 31, 2018

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Sole Member
T.E. Laird Securities, LLC
Saint Paul, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by T.E. Laird Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). T.E. Laird Securities, LLC management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

> Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

> Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2018 with amounts reported in the Form SIPC-7 for the year ended December 31, 2018, noting no differences.

> Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.

> Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and should not be, used by anyone other than those specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 21, 2019

Mailed 2/6/19 TEL

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2098********************MIXED AADC 220
69386 FINRA DEC
TE LAIRD SECURITIES LLC
79 OTIS AVE
SAINT PAUL, MN 55104-5634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,490 —

B. Less payment made with SIPC-6 filed (**exclude interest**) (—)

____
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,490

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ $2,490 —

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TE Laird Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Pres/CEO/Mg. Ptr
(Title)

Dated the 29 day of Jan, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF [illegible] AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,660,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	?
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,660,000
2e. General Assessment @ .0015	$ 2490
	(to page 1, line 2.A.)